UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 10, 2023

FINTECH ECOSYSTEM DEVELOPMENT CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40914	86-2438985
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Springhouse Drive, Suite 204, Collegeville, PA	19426
(Address of principal executive offices)	(Zip Code)

(610) 226-8101

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, one right and one-half of one redeemable warrant	FEXDU	The Nasdaq Capital Market
Class A common stock, par value $0.0001 per share	FEXD	The Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	FEXDW	The Nasdaq Capital Market
Rights included as part of the units	FEXDR	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On August 10, 2023, the Company received a letter from the Staff of the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC, stating that the Staff has determined that the Company has not complied with the requirements of the Nasdaq Listing Rules because the Company has not demonstrated that its securities comply with the minimum 400 Total Holder requirement. The letter from the Staff indicated that the Company has until September 25, 2023 to submit a plan to regain compliance. If Nasdaq does not accept the plan, the Company will have the opportunity to appeal the decision to a Nasdaq Hearings Panel (the “Panel”).

The Company intends to timely regain compliance and to request the aforementioned hearing and appeal Nasdaq’s determination, which request will stay the suspension of the Company’s common stock and warrants and the filing by Nasdaq of a Form 25-NSE pending the Panel’s decision. The Company believes that it will be able to demonstrate that its common stock complies with the Total Holder Requirement prior to September 25, 2023. However, there can be no assurance that the Company will be able to satisfy the Total Holder Requirement prior to the hearing date or at all.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FinTech ECOSYSTEM DEVELOPMENT Corp.

By:	/s/ Saiful Khandaker
Name:	Saiful Khandaker
Title:	Chairman and Chief Executive Officer

Date: August 11, 2023

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